Room 4561

August 1, 2006

Carlos Augusto Lira Aguiar
Chief Executive Officer
Aracruz Celulose S.A.
Av. Brigadeiro Faria Lima, 2277, 4th Floor
01452-000 São Paulo, SP, Brazil

> Re: **Aracruz Celulose S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 19, 2006**
> **Form 6-K**
> **Filed January 28, April 13, and July 10, 2006**
> **File no. 001-11005**

Dear Mr. Aguiar:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Certifications, page 91

1. Note that the language of the certifications required by Item 601(b)(31) of
    Regulation S-K must be provided exactly as stated therein. See Release No. 34-
    46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar.
    5, 2005) available on our website at www.sec.gov. Please confirm that Messrs
    Aguiar and Zagury signed these certifications in their individual capacities. In
    preparing future 302 certifications, please note that the language of the
    certification may not be altered in any manner. In this regard, you should not
    include the title of the office held by the signatory in the first line of the
    certifications.

Report of Independent Registered Public Accounting Firm, page F-3

2. We note that the audit report dated January 10, 2006 and covering the fiscal years
    ended December 31, 2005 and 2004 does not specify the audit firm who
    performed the audit, nor is it signed. Revise to include a signed audit report
    pursuant to Article 2.02 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-4

3. We note that the name of PricewaterhouseCoopers is included in the opinion on
    the 2003 financial statements. Considering it is not indicated in the opinion that
    the Report was signed by PricewaterhouseCoopers, confirm that they reissued the
    opinion and that the reference to Note 4 in the second paragraph is appropriate.

Note 1. Summary of significant accounting policies

(h) Property, Plant and equipment, page F-16

4. We note from your disclosures that depletion is determine on the unit-of-
    production basis, excluding from the amount to be depleted the portion of tree
    development costs that benefits future harvests. Explain this disclosure and tell us
    whether you are calculating depletion on a stand by stand basis and how you
    determine the development costs that will benefit future harvests.

5. Explain your accounting for logging roads and related facilities and your
    treatment of carrying and deforestation costs such as interest, taxes, site
    preparation, planting, fertilization, herbicide application and thinning. Indicate
    whether your accounting changes once the timber becomes merchantable or when

harvest operations commence. Tell us how you considered disclosing this
information in your accounting policies.

(i) Environmental costs, page F-16

6. We note your accounting policy for environmental costs and from other
disclosures in your filing that management believes the Company has complied
with all environmental regulations. Confirm that this disclosure means the
Company has no environmental remediation liabilities that require disclosure
pursuant to SFAS 5, SOP 96-1 and SAB Topic 5:Y and SOP 96-1.

Note 2 Recently issued accounting pronouncements, page F-18

7. We have noticed that certain companies within your industry have

relied upon the guidance in SFAS 143 in estimating and discounting
reforestation liabilities. Tell us whether you have reforestation obligations or
other asset retirement obligations, the extent of those obligations and how you
have considered SFAS 143 in accounting for those obligations.

Note 10 Short-term borrowings and long-term debt

(b) Long-term debt, page F-26

8. We note your disclosure regarding the sale of certain accounts receivable in
connection with the Senior Secured Export Notes. Please address the following:

- Tell us, in detail, how you are accounting for the sales of receivables (i.e. as a
sale or a secured borrowing with pledged collateral). In this regard, tell us
how you considered the guidance in paragraphs 9 - 12 of SFAS 140.
- Tell us whether any servicing assets or liabilities have been recognized in
connection with this transaction and where they are classified on your balance
sheet. Also tell us how you considered the disclosure requirements of
paragraph 17 of SFAS 140.
- We note your disclosure "each month the collections in excess of contractual
funding requirements are transferred to Aracruz Trading S.A. and Aracruz
Trading Hungary Ltd." Describe in more detail the repayment terms of the
Senior Secured Export Notes.
- Describe in detail your relationship with Arcel Finance Limited and tell us
how you considered the guidance in FIN 46(R) in accounting for the SPE.

Note 11 Stockholders' equity, page F-27

9. We note that you have two series of preferred stock and one class of common
stock outstanding as of December 31, 2004.   Describe in detail the significant

rights, terms, privileges and conversion features of your preferred issuances in a table or some other format. Also tell us how you considered the disclosure requirements of Article 5-02 of Regulation S-X and SFAS 129.

10.   We note that in 2003 and 2004 certain of the Class A Preferred shares were converted into Class B Preferred shares. Tell us whether either class of preferred stock is convertible into common stock, and if so, tell us how you evaluated the conversion features associated with each class of preferred stock to determine whether they represented embedded derivatives that met the criteria for bifurcation under SFAS No. 133. In this regard, tell us how you considered the criteria in paragraph 12(a) – 12(c) and the scope exception of paragraph 11(a) of SFAS No. 133 in your analysis.

Basic and diluted earnings per share, page F-29

11.   We note that you present earnings per share for each class of outstanding stock (i.e. Class A Preferred, Class B Preferred and common). Tell us the basis for this presentation and the basis for the allocation of the earnings between classes of stock. Tell us how you considered the guidance in EITF 03-06 in calculating and presenting earnings per share.

Note 16 Guarantees of Veracel third-party debt, page F-34

12.   We note your disclosure that you are contingently liable as a several guarantor with respect to 50% of the indebtedness of Veracel. Tell us how you considered the guidance in FASB Interpretation No. 45 in accounting for this guarantee. In this regard, tell us when you issued the guarantee and the dates of any subsequent modifications to the guarantee. Also tell us whether you recognized a liability for the fair value of the obligation undertaken in issuing the guarantee and if so, the amount and balance sheet classification of the liability.

13.   Tell us how you considered FIN 46(R) in determining whether the Company's investment in Veracel should be consolidated. Provide us your analysis under FIN 46(R) that supports your conclusions.

Form 6-K Filed on January 18, 2006, Form 6-K filed on April 13, 2006 and Form 6-K Filed on July 10, 2006

14.   We note that you have presented a non-GAAP measure that you refer to as EBITDA, that in some cases is EBITDA and in other cases is EBITDA as adjusted for other non-cash items. Tell us what consideration you have given to the guidance in Question 14 of the FAQ Regarding the Use of Non-GAAP

Financial Measures which states that measures that are calculated differently than those described as EBIT and EBITDA in the adopting release should not be characterized as "EBIT" or "EBITDA." Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments. In this regard, you should either discontinue the use of the term EBITDA in connection with the presentation of this non-GAA P financial measure or calculate EBITDA in the same manner as described in the adopting release. Please advise.

15.   Furthermore, tell us how you considered Questions 8 and 15 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each unique non-GAAP financial measure included your Forms 6-K:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Form 6-K Filed July 10, 2006

16.   We note that the review report dated July 6, 2006 and covering the three- and six-month periods ended June 30, 2006 and 2005 does not specify the audit firm who performed the audit, nor is it signed. Revise to include a signed accountants report pursuant to Article 2.02 of Regulation S-X.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458, Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief